Filed by Northgate Mineral Corporation
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Aurizon Mines Ltd.
Commission File Number: 000-22672
Date: May 26, 2006

News
Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE INTERSECTS 8.92 g/tonne GOLD OVER 218.5 FEET
AT YOUNG-DAVIDSON

VANCOUVER, May 25, 2006 - Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today announced that diamond drilling at its Young-Davidson property near the town of Matachewan, Ontario continues to intersect significant gold mineralization. Assay results from six additional drill holes are reported herein.

Drilling Highlights

  Hole YD06-1B, returned three gold bearing intervals, 33.49 g/tonne over 32.5 ft and 16.45 g/tonne over 20 ft both within a larger zone grading 8.92 g/tonne Au over 218.5 ft. Drill hole YD06-01B is the second best hole ever drilled on the property by any operator.

  Hole YD06-09, the second deepest hole ever on the property, intersected an extension of the Lower Boundary Zone 300 feet east and 250 ft below YD06-01B and returned 8.28 g/tonne Au over 52 ft within a broader zone of 4.49 g/tonne over 102.7 feet.

  Confirmation hole YD06-06, drilled to test the Upper Boundary Zone in the vicinity of historical intersections, returned 3.47 g/tonne over 105 ft and 5.33 g/tonne over 46.5 ft both within a zone grading 2.63 g/tonne over 199 ft. These results are consistent with the historic results.

  Four drills are presently active on the property. Two drills are testing the Lower Boundary Zone, one drill has just started the first hole testing the Lower YD Zone and a smaller fourth drill is testing the Lucky Zone.

Ken Stowe, President and Chief Executive Officer, stated, "Our view at the time that we acquired the Young-Davidson property was that it was a mine waiting to be developed and our exploration results thus far have provided compelling evidence to support this view. The wide gold intercepts in the deeper holes we have drilled below the Lower Boundary Zone are particularly noteworthy because they should make for a significant increase in the overall resource in a zone that has an ideal configuration for low cost bulk mining. We are also seeing considerable fine grained visible gold and some short, high-grade assay intervals that indicate the possibility of "jewellery box" zones once we get to detailed evaluation."

Overview of Young-Davidson Exploration Area and 2006 Exploration Program

Gold mineralization on the Young-Davidson property is present primarily in an intrusive syenite host rock dipping at approximately 70 degrees to the south. Figure 1, shown below, is a vertical, north looking, longitudinal section on which known resource areas (darker shaded areas with dotted boundaries), historic mine workings and simplified geology are presented along with the pierce points for the holes drilled so far this year.

The 2006 exploration campaign is designed to delineate additional gold resources in the prospective exploration zone (lighter region surrounding and below the known zones of inferred resources) and to increase the overall geologic confidence of these resources, resulting in a new property resource statement at the end of 2006. This will be accomplished by drilling 2,000 to 5,000 foot diamond drill holes from surface which will intersect the syenite host rock at depths of 1,000 to 4,000 feet.

Figure 1: Vertical Longitudinal Section of 2006 Drilling and Previously Known Zones

2006 Drilling Results

Collar co-ordinates for the 2006 drill holes are listed in Table 2.

Hole YD06-1B (a wedge deflection from hole YD06-1) is located 175 feet east and 120 feet above YD06-01A. Historic hole, YD9530x (4.42 g/tonne over 80 feet) is located 130 ft to the east, and 30 ft above YD06-01B. Drill hole YD06-09 is located a further 200 ft to the east and 300 ft below YD95530x. Hole YD06-09 intersected 102.7 feet of 4.49 g/tonne within which there is 52 feet of 8.28 g/tonne. Collectively these results and those from drill holes YD06-01 and 01A (reported on April 10, 2006) confirm the Lower Boundary Zone's potential as an attractive bulk mining target.

YD06-05 (not shown on the longitudinal cross section) was abandoned due to excessive deviation in the hole before reaching its target. The intended target for hole YD06-05 was tested by hole YD06-09.

Drill hole YD06-06 was drilled in the Upper Boundary Zone to confirm several historical intercepts all of which are within 120 ft of YD06-06.

Drill holes YD06-04 and YD06-08 did not return significant results from the Upper Boundary Zone as they both intersected post mineral Matachewan diabase dykes at target projection.

YD06-07 was designed to test an apparent gap in mineralization between the 6300 and 6500 elevation in the vicinity of section 4200E. Assays returned 1.35 g/tonne over 106 ft with a narrower zone of 14.76 g/tonne over 6 ft.

Drill hole YD06-10 was not targeted at a specific mineralized zone but was drilled at an oblique angle to the geological units of interest in order to gain information about the orientation and thickness of some of the post mineral diabase dykes. The hole returned 3.37 g/tonne Au over 69.6 feet in a zone between the Upper Boundary Zone and the Lucky Zone. Within this section a 31 ft zone returned 6.69 g/tonne. The nearest historical drill hole M03-50 (4.38 g/tonne over 10.6 feet) is located 150 feet east and 200 feet above YD06-10.

YD06-11 was drilled on the east flank of the Lucky Zone and returned 3.01 g/tonne over 45.5 feet within a thicker section of 97 ft which averaged 2.23 g/tonne. YD90-31, an historic hole located on the same section as YD06-11 but 200 ft below, assayed 72.7 ft of 2.15 g/tonne. Assay results from drill holes YD06-12, 14 and 15 are pending from the Lucky zone area.

Table 1 below summarizes these intersection including preliminary true thicknesses, cut and uncut grades.

Table 1: Assay Results from 2006 Diamond Drill Holes

Hole	From	To	Core	Core	TRUE	Au	Au	Au	Au
							(Cut to		(Cut to
ID			Length	Length	Thickness[1]	Uncut	34.28 g)[2]	Uncut	34.28g)[2]
	(ft)	(ft)	(ft)	(m)	(m)	g/tonne	g/tonne	Oz/ton	Oz/ton
YD06-01B	3487.5	3706.0	218.5	66.6	56.5	8.92	4.79	0.26	0.14
incl	3487.5	3520.00	32.5	9.9	8.4	33.49	8.87	0.98	0.26
	3585.0	3605.0	20.0	6.1	5.2	16.45	11.35	0.48	0.33

YD06-06	1032	1231.0	199.0	60.7	54.4	2.63	2.63	0.08	0.08
incl	1032.0	1137.0	105.0	32.0	28.7	3.47	3.47	0.10	0.10
	1041.5	1088.0	46.5	14.2	12.7	5.05	5.05	0.15	0.15

YD06-07	563.5	669.5	106.0	32.3	32.3	1.35	1.35	0.04	0.04
incl	663.5	669.5	6.0	1.8	1.6	14.76	14.76	0.43	0.43

YD06-09	3359	3461.7	102.7	31.3	19.7	4.49	3.97	0.13	0.12
	3409.7	3461.7	52.0	15.8	11.7	8.28	7.24	0.24	0.21

YD06-10	1602.40	1672.0	69.6	21.2	9.3	3.37	3.37	0.10	0.10
	1641.00	1672.0	31.0	9.4	4.2	6.69	6.69	0.20	0.20

YD06-11	1445	1542.5	97.5	29.7	22.5	2.23	2.23	0.07	0.07
	1497	1542.5	45.5	13.9	10.6	3.01	3.01	0.09	0.09
	1497	1522.0	25.0	7.6	5.8	3.69	3.69	0.11	0.11

In order to put the Northgate drill results into the context of past production and exploration, Graph 1 shows a plot of gold grade on the Y axis and length of intersection on the X axis. Also plotted is the 100 gram metre curve that is a commonly used screening tool within the exploration industry. These selected historic reported intersections3 are within the same rock type, with similar alteration and mineralization, as the 2006 drilling results being reported. The graph clearly shows that the 2006 results are among the best holes on the property. Collectively the Young-Davidson results, historic and current, also compare very favorably with many other projects in the gold industry.

___________________

1   As measured from interpretation of geological cross sections.

2   This cutting factor has been determined by an Independent Qualified Person in the 2004 NI 43-101 report as outlined in Northgate's April 10, 2006 news release. Assays in hole YD-06-1B that required cutting include 301 g/tonne over 3 ft and 72 g/tonne over 2.7 feet. In hole YD-06-09 there is a 3.6 ft sample of 49.3 g/tonne.

3   As this data is historic in nature, the Company has no assurance that the Quality Assurance and Quality Control in the analytical laboratory would meet today's standard, however, the Company believes that the work was done to the acceptable technical standard of the time.

Graph 1: Comparison of Historic and 2006 Drill Results

Quality Control - Analyses and Sample Location

Details of Quality Control and drill hole survey methodology are reported in Northgate's April 10, 2006 news release that is filed on SEDAR (www.sedar.com) and may also be accessed on the Northgate website (www.northgateminerals.com).

Qualified Persons

The program design, implementation, Quality Assurance/Quality Control and interpretation of the results is under the control of Northgate Minerals Corporation geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl Edmunds PGeo, Northgate's Manager of Exploration.

* * * * * * *

Note to US Investors:

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

* * * * * * *

About Northgate:

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

* * * * * * *

Forward-Looking Statements

Certain information included herein, including any information as to Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements". The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements including but not limited to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, Northgate's hedging practices, permitting time lines, and the timing and possible outcome of pending litigation are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Northgate cautions the readers that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from Northgate's estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: sensitivity to metal prices, foreign exchange rates and interest rates, sufficiency of cash flows, cash costs of gold production, uncertainty of ore reserves and mineral resources, reserve estimates, mining risks and insurance, title matters, income tax, costs of exploration and development programs, laws and regulations and competition, scarcity of mineral lands and litigation, as well as those factors discussed in greater detail in Northgate's current Form 40-F/Annual Information Form ("Northgate's AIF") on file with the Canadian provincial securities regulatory authorities and US Securities and Exchange Commission. Material factors or assumptions that were applied in drawing a conclusion or making estimates set out in forward-looking statements herein, include Northgate's 2005 reserve and resource price and foreign exchange rate assumptions described in Northgate's AIF; the gold price, operating cost and foreign exchange rate assumptions contained in Aurizon's 43-101 Technical Report on Casa Berardi; prices for copper of US$2.60 per pound in 2006 and US$1.75 per pound in 2007; Canadian$/US$ foreign exchange rates of 1.12 in 2006 and 1.18 in 2007; and a gold price of US$600 per ounce in 2006. Northgate cautions that this list of factors is not exhaustive. The following factors, among others, related to the business combination of Northgate and Aurizon could cause actual results to differ materially from the forward-looking statements: the Northgate Common Shares issued in connection with the offer may have a market value lower than expected; the businesses of Northgate and Aurizon may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Northgate and Aurizon transaction may not be fully realized or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect Northgate and the combination of Northgate and Aurizon. Additional factors are noted elsewhere in the offer and take-over bid circular and in documents incorporated by reference therein. Northgate disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774

Table 2: 2006 Drill Hole Locations

Hole ID	Easting	Northing	Elevation	Collar Azimuth	Collar Dip	Depth

YD06-01	3500	477	7920	358.7	-70	4083.3

YD06-01A	3500	477	7920	358.7	-70	3874.7

YD06-01B	3500	477	7920	358.7	-70	3976.4

YD06-01C	3500	477	7920	358.7	-70	4000

YD06-02	3997	1001	7898	7.7	-74.8	3799.2

YD06-02A	3997	1001	7898	7.7	-74.8	2204.7

YD06-03	4112	1843	7928	2.4	-55.9	1587.9

YD06-04	4112	1841	7929	353.5	-70	1617.4

YD06-05	3853	1182	7891	358	-80	1102.6

YD06-06	4302	1870	7937	1.5	-56.2	1614.2

YD06-07	4179	2404	7959	0	-55	974.4

YD06-08	3850	1700	7900	355	-55	1446.9

YD06-09	3839	1187	7895	0	-80	3914

YD06-10	3850	1700	7900	315	-55	1909.4

YD06-11	2975	1925	7901	360	-70	2110.3

YD06-12	2777	2344	7916	0	-72	1282.8

YD06-13	3500	1200	7874	0	-70	3490.8

YD06-14	2975	2000	7880	0	-50	1486.2

YD06-15	2630	1718	7880	0	-70	2181.6

YD06-16	3023	46	7826	359	-70	5000

YD06-17	1777	782	7920	0	-70	4000

YD06-18	2630	1718	7880	0	-60	2000

Important Notice

Northgate plans to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which will include Northgate's offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Northgate with the SEC at the SEC's website at www.sec.gov. These documents may also be obtained for free, once they have been mailed, on Northgate's website or by directing a request to Northgate's media or investor relations department.